UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                           Southwall Technologies Inc.
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
                         (Title of Class of Securities)

                                    844909101
                                 (CUSIP Number)


                                December 31, 2002
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                                     [x] Rule 13d-1(b) [ ] Rule
                                                     13d-1(c) [ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 844909101                    13G                     Page 2 of 7 pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Needham & Company, Inc.
   13-3255839

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [x]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          417,255 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       417,255 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         417,255 shares of common stock of the Issuer ("Shares").

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    CERTAIN SHARES

                                                 [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.3%

12  TYPE OF REPORTING PERSON

    BD

CUSIP NO. 844909101                      13G                   Page 3 of 7 pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   George A. Needham


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [x]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          872,255 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       872,255 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    872,255 shares of common stock of the Issuer ("Shares") which consists of 10,000 Shares owned individually; 417,255 Shares beneficially owned by Needham & Company, Inc. which Mr. Needham may be deemed to beneficially own by virtue of his position in and share ownership of Needham & Company, Inc.; and 445,000 Shares beneficially owned by Needham Management Partners, L.P., which consists of (i) 175,000 Shares beneficially owned by Needham Emerging Growth Partners, L.P., (ii) 200,000 Shares beneficially owned by Needham Contrarian Fund, L.P. and (iii) 70,000 Shares beneficially owned by Needham Emerging Growth Partners (Caymans), L.P., which Mr. Needham may be deemed to beneficially own by virtue of his position as Managing General Partner of Needham Management Partners, L.P., the sole general partner of each of the above private limited partnerships.

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    CERTAIN SHARES

                                                 [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.0%

12  TYPE OF REPORTING PERSON

    IN

                                                               Page 4 of 7 pages

Item 1(a)         NAME OF ISSUER:

         Southwall Technologies Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1029 Corporation Way
         Palo Alto, CA  94303

Item 2(a)         NAME OF PERSON FILING:

         (i) Needham & Company, Inc.

         (ii)     George A. Needham

Item 2(b) Address of Principal Business Office, or if none, residence:

         (i)      445 Park Avenue
                  New York, New York  10022

         (ii)     445 Park Avenue
                  New York, New York  10022

Item 2(c)         CITIZENSHIP:

         See Item 4 of the cover pages attached hereto

Item 2(d)         TITLE OF CLASS OF SECURITIES:

         Common Stock, $.001 par value

Item 2(e)         CUSIP NUMBER:

         844909101

Item 3            (i)      Needham & Company, Inc. is a registered
                           broker-dealer under Section 15 of the Securities
                           Exchange Act of 1934.

                  (ii)     Not applicable

                                                               Page 5 of 7 pages

Item 4            OWNERSHIP:

         (a)      Amount beneficially owned and (b) Percent of Class:
                  See Items 5 through 11 of the cover pages attached hereto. The aggregate amount held by all Reporting Persons is 7.0% (872,255 shares).

                  This Schedule 13G shall not be construed as an admission that the Reporting Person, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement.

         (c)      See Items 5 through 8  of the cover pages attached hereto

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 7 pages

IGNA

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2003

                                                  NEEDHAM & COMPANY, INC.

                                                  By: /s/ Glen W. Albanese
                                                  Name: Glen W. Albanese
                                                  Title: Chief Financial Officer


                                                  GEORGE A. NEEDHAM

                                                  By: /s/ George A. Needham

                                                               Page 7 of 7 pages

                                                                       Exhibit A

                                    AGREEMENT

         The undersigned, Needham & Company, Inc. and George A. Needham, agree that the statement to which this exhibit is appended is filed on behalf of each of them.


March 7, 2003

                                                  NEEDHAM & COMPANY, INC.

                                                  By: /s/ Glen W. Albanese
                                                  Name: Glen W. Albanese
                                                  Title: Chief Financial Officer


                                                  GEORGE A. NEEDHAM

                                                  By: /s/ George A. Needham